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                                                                    EXHIBIT 99.5

                       EVEREST TAX CREDIT INVESTORS, LLC
                      EVEREST TAX CREDIT INVESTORS II, LLC
                     199 SOUTH LOS ROBLES AVENUE, SUITE 440
                           PASADENA, CALIFORNIA 91101
                                 (800) 611-4613

             NOTICE OF INCREASE AND SUPPLEMENT TO OFFER TO PURCHASE

                                 $675 PER UNIT

Dear Limited Partner:


     EVEREST HEREBY AMENDS ITS OFFER TO INCREASE THE PURCHASE PRICE OF UNITS IN BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. V, A LIMITED PARTNERSHIP, TO $675 PER UNIT, NET TO THE SELLER IN CASH, without interest, less the amount of Distributions (as defined in the Offer to Purchase) per Unit, if any, made by the Partnership after July 31, 1997, and less any tax credits (allocable at approximately $12.58 per month) allocated to selling Limited Partners after September 30, 1997, and less any transfer fees imposed by the Partnership for each transfer ($10 per Unit, minimum $100 per transfer).


     In considering the Offer, Limited Partners may wish to consider the following:

     - THE CASH PURCHASE PRICE OF $675 PER UNIT, NET, OFFERED BY EVEREST EXCEEDS THE PRICE OFFERED BY OLDHAM INSTITUTIONAL TAX CREDITS LLC ("OLDHAM"), AN AFFILIATE OF THE PARTNERSHIP'S GENERAL PARTNER, ON OR ABOUT AUGUST 18, 1997.


     - IF YOU HAVE ALREADY TENDERED YOUR UNITS IN OLDHAM'S OFFER, YOU MAY TENDER TO EVEREST AT THE HIGHER PRICE AND WITHDRAW FROM THE OLDHAM OFFER, BUT TO DO SO, EVEREST MUST RECEIVE BY FAX OR OTHERWISE A COMPLETED AGREEMENT OF TRANSFER NO LATER THAN THURSDAY, AUGUST 28, 1997 TO ENSURE A TIMELY WITHDRAWAL.



     - Everest is making the Offer with a view to making a profit for itself. Accordingly, there is a conflict between the desire of Everest to purchase Units at a low price and the desire of the Limited Partners to sell their Units at a high price.


     - The Offer is an immediate opportunity for Limited Partners to liquidate their investments in the Partnership, but Limited Partners who tender their Units will be giving up the opportunity to participate in any potential future benefits, including allocations of tax credits, from ownership of Units.


     Everest Tax Credit Investors, LLC, a California limited liability company and Everest Tax Credit Investors II, LLC, a California limited liability company (collectively, "Everest"), amends its offer to purchase up to 3,500 units of interest ("Units") in Boston Financial Qualified Housing Tax Credits L.P. V, a Limited Partnership, a Massachusetts limited partnership (the "Partnership"), upon the terms and conditions set forth in the Offer to Purchase, dated August 11, 1997 (the "Offer to Purchase"), in this Notice of Increase and Supplement to Offer to Purchase (the "Supplement"), and in the related Agreement of Transfer and Letter of Transmittal (the "Agreement of Transfer"), as each

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may be supplemented or amended from time to time. The Offer to Purchase, this
Supplement and the Agreement of Transfer constitute the "Offer." Capitalized terms not otherwise defined herein have the meanings given in the Offer to Purchase.


     Certain Additional Information Concerning Everest. Based on the Purchase Price of $675 per Unit, Everest estimates that the total amount of funds necessary to purchase all Units sought by this Offer and to pay related fees and expenses will be approximately $2,425,000. Everest expects to obtain these funds by means of equity capital contributions from its members at the time the Units tendered pursuant to the Offer are accepted for payment. Such members will fund their capital contributions through existing cash and other financial assets which in the aggregate are sufficient to provide the funds required in connection with the Offer without any additional borrowings.


     Certain Details of the Offer. For your convenience, an amended copy of the Agreement of Transfer is included with this Supplement. LIMITED PARTNERS WHO HAVE ALREADY SENT TO EVEREST A PREVIOUSLY CIRCULATED AGREEMENT OF TRANSFER DO NOT HAVE TO DO ANYTHING FURTHER TO RECEIVE THE INCREASED PURCHASE PRICE. Everest will accept tenders made on either the original or the amended Agreements of Transfer.


     Limited Partners tendering into Everest's Offer on or before Thursday, August 28, 1997, will be deemed to have withdrawn any previous tenders of their Units to Oldham. Everest will send the notice of such withdrawal. Limited Partners tendering into Everest's Offer bear the risk that Everest will prorate its acceptance of Units or will withdraw its Offer after the time to accept the Oldham offer expires.


     Everest expressly reserves the right to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units. Notice of any such extension will promptly be disseminated to Limited Partners in a manner reasonably designed to inform Limited Partners of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Act"). In the case of an extension of the Offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of the Offer, in accordance with Rule 14e-1(d) under the Act.


     We encourage you to read the Offer to Purchase completely and to return your completed Agreement of Transfer promptly. The Offer is scheduled to expire on September 9, 1997. The Offer, withdrawal rights and proration period will expire at 12:00 midnight, New York City time on Tuesday, September 9, 1997, unless the Offer is extended.


     If you have any questions, please call us at 800) 611-4613 (toll free).

                                          Sincerely,

                                          EVEREST TAX CREDIT INVESTORS, LLC
                                          EVEREST TAX CREDIT INVESTORS II, LLC
August 20, 1997